March 14, 2013

FILED VIA SEDAR

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Endeavour Silver Corp. (the "Company")
SEDAR Project No. 2026091
SEDAR Project No. 2026092

The enclosed annual MD&A of the Company for the year ended December 31, 2012 is being re-filed with March 11, 2013 dating to be consistent with the date of the auditor’s report on the related audited consolidated annual financial statements of the Company. No other changes were made to the annual MD&A as originally filed on March 11, 2013.

Yours truly,

“Dan Dickson”

Daniel Dickson
Chief Financial Officer of
Endeavour Silver Corp.

Enc.